UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.      )*


Electronic Clearing House, Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

285562500
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


13G
CUSIP No.  285562500


1.
Names of Reporting Persons.
U.S. Bancorp

I.R.S. Identification Nos. of above persons (entities only).
41-0255900

2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization
Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:
	5.Sole Voting Power: 305,100
	6.Shared Voting Power: 0
	7.Sole Dispositive Power: 335,180
	8.Shared Dispositive Power: 3,300

9.
Aggregate Amount Beneficially Owned by Each Reporting Person:
338,480

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

11.
Percent of Class Represented by Amount in Row (9):
5.35

12.
Type of Reporting Person (See Instructions)
H.C.


13G
CUSIP No.  285562500


1.
Names of Reporting Persons.
U.S. Bancorp Asset Management, Inc.

I.R.S. Identification Nos. of above persons (entities only).
41-2003732

2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization
Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:
	5.Sole Voting Power: 305,100
	6.Shared Voting Power: 0
	7.Sole Dispositive Power: 335,180
	8.Shared Dispositive Power: 3,300

9.
Aggregate Amount Beneficially Owned by Each Reporting Person:
338,480

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

11.
Percent of Class Represented by Amount in Row (9):
5.35

12.
Type of Reporting Person (See Instructions)
IA



Item 1.
(a) Name of Issuer
Electronic Clearing House, Inc.

(b) Address of Issuer's Principal Executive Offices
28001 Dorothy Drive
Agoura Hills, CA 91301

Item 2.
(a) Name of Person Filing
U.S. Bancorp

U.S. Bancorp Asset Management, Inc.

(b) Address of Principal Business Office or, if none, Residence
U.S. Bancorp
800 Nicollet Mall
Minneapolis, Minnesota 55402

U.S. Bancorp Asset Management, Inc.
800 Nicollet Mall
Minneapolis, MN  55402

(c) Citizenship
U.S. Bancorp:  Delaware

U.S. Bancorp Asset Management, Inc.,Delaware

(d) Title of Class of Securities
Common

(e) CUSIP Number
285562500

Item 3.
The person filing this statement is a:
U.S. Bancorp:  (g) [x] Parent Holding Company

U.S. Bancorp Asset Management, Inc.:  (e) [x] Investment Advisor


Item 4.
Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

(a) Amount beneficially owned:
338,480

(b) Percent of class:
5.35

(c) Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote:
		305,100
	(ii) Shared power to vote or to direct vote:
		0
	(iii) Sole power to dispose or to direct the disposition of:
                335,180
	(iv) Shared power to dispose or to direct the disposition of:
               3,300
Item 5.
Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.
Accounts or persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares reported in this filing. To our knowledge no such interest of any account or person relates to more than 5% of the class.


Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
See Exhibit A

Item 8.
Identification and Classification of Members of the Group:
Not Applicable

Item 9.
Notice of Dissolution of Group:
Not Applicable

Item 10.
Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

01/31/04
Date

__________________________________
Signature

Beverly Antonich, Vice President
Name/Title